# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311132
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04C5Y6
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0002088938
Persons authorized to receive notices and communications: RBCH Ltd., c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009, 00420 734 170 580; Leonard Wood, Esq., Daniel Roeser, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- RBCH Ltd. (CIK 0002088938): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,222,222; shared voting power 0; sole dispositive power 2,222,222; shared dispositive power 0; aggregate amount beneficially owned 2,222,222 (18.33% of the class)
  Comment: For Box 7, 9 and 11: Reflects (a) 1,111,111 class B ordinary shares, $0.50 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), and (b) warrants to purchase 1,111,111 Class B Ordinary Shares, at a price of $67.50 per Class B Ordinary Share (the "Common Warrants"), in each case as held directly by RBCH Ltd.
  
  For Box 13: The denominator of the fraction upon which this percentage is calculated is based (i) on 11,009,294 Class B Ordinary Shares outstanding as of June 30, 2026, as reported in the Issuer's Form 6-K filed on September 28, 2026 and (ii) the 1,111,111 Class B Ordinary Shares issuable upon exercise of the Common Warrants held directly by RBCH Ltd.
  
  The Common Warrants held by RBCH Ltd. are currently subject to a beneficial ownership limitation limiting the number of Class B Ordinary Shares that RBCH Ltd. can beneficially own to no more than 19.99% (the "Beneficial Ownership Limitation").
- Viktor Fischer (CIK 0002088940): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,111; shared voting power 0; sole dispositive power 1,111; shared dispositive power 0; aggregate amount beneficially owned 1,111 (0% of the class); the aggregate amount excludes certain shares
  Comment: * Less than 1%.
  
  For Box 7, 9 and 11: Prior to resigning as a director of the Issuer on April 5, 2026, Viktor Fischer was entitled to compensation from the Issuer in connection with his service as a director. Mr. Fischer was previously issued 4,444 restricted stock units ("RSUs") of the Issuer, as adjusted by the reverse share split effected by the Issuer on May 14, 2026 (the "Reverse Stock Split"), under the Issuer's 2022 Equity Incentive Plan. The RSUs were to vest in eight equal quarterly installments, commencing on October 21, 2025, subject to Mr. Fischer's continued service to the Issuer through each such vesting date. 1,111 of these RSUs, as adjusted by the Reverse Stock Split, had fully vested as of January 21, 2026, but have not yet been settled. As a result of Mr. Fischer's resignation, the remaining RSUs that had not yet vested have been forfeited, terminated and cancelled.
  
  Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.
- Jakub Havrlant: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04C5Y6
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment") filed on behalf of the Reporting Persons amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2025, as amended on December 4, 2025, February 9, 2026, April 7, 2026, May 28, 2026 and June 24, 2026 (together with this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is supplemented as follows: RBCH Ltd. acquired 1,878,988 and 2,732,123 Class B Ordinary Shares (on a pre-Reverse Stock Split basis) upon the exercise of its previously reported pre-funded warrants to purchase Class B Ordinary Shares (the "Pre-Funded Warrants"), for an aggregate exercise price of approximately $230,555. The source of funds for these acquisitions was the working capital of RBCH Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 26, 2026, RBCH Ltd. ("RBCH") issued a press release containing the Reporting Persons' comments on the unaudited condensed consolidated financial statements for the six months ended June 30, 2026 of the Issuer. The press release expresses RBCH's concern about the financial and operational state of the Issuer as reflected in those financial statements, including SOL per share dilution, cash burn and excessive spending, and states RBCH's belief that related party arrangements and charges have come to dominate the Issuer's business. The press release further states that the Issuer's late filings and undisclosed related party shareholders raise further questions about the Issuer's management and oversight, and calls on the Issuer to take steps immediately to correct the Issuer's course and restore shareholder value. The foregoing description is qualified in its entirety by reference to the full text of the press release, a copy of which is attached hereto as Exhibit 9 and is incorporated herein by reference.

This press release follows over a year of engagement between RBCH and the Issuer, as well as significant investment by RBCH into the Issuer.

The Reporting Persons continue to expect to evaluate on a continuing basis RBCH's goals and objectives and other business opportunities, and may change plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes.

As of the date of this filing, the Reporting Persons have engaged in, and intend to continue to engage in, discussions with management and members of the Board of Directors of the Issuer regarding the Issuer's business, financial condition, operations, corporate governance, strategic direction, performance and alternatives to enhance shareholder value. Such discussions have related to, and may continue to relate to, among other things: potential changes to the composition of the Issuer's Board of Directors and management; the possibility of the Reporting Persons' requisitioning for a second time an extraordinary general meeting to replace members of the Board of Directors; potential changes to the Issuer's business strategy and corporate structure; changes to the Issuer's present capitalization and capital allocation; the potential unwinding of certain related party share issuances and transactions; and the potential resolution of pending litigation.

The Reporting Persons reserve the right to exercise the Common Warrants, to increase or remove the Beneficial Ownership Limitation in accordance with the terms of the Common Warrants, to dispose of securities of the Issuer or acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, or to change their intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the comments thereto) and Item 4 of this Amendment is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the comments thereto) and Item 4 of this Amendment is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is amended and restated as follows: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows: As described in Item 3 and Item 4,
RBCH Ltd. has exercised in full the Pre-Funded Warrants and no longer holds any Pre-Funded
Warrants.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented as follows:

Exhibit 9 - Press Release, dated October 26, 2026

## Signatures
- RBCH Ltd.: /s/ Glenn Kennedy, Glenn Kennedy, director (10/26/2026)
- Viktor Fischer: /s/ Viktor Fischer, Viktor Fischer (10/26/2026)
- Jakub Havrlant: /s/ Jakub Havrlant, Jakub Havrlant (10/26/2026)